Mail Stop 6010	March 6, 2006

Mr. Elie Saltoun
Chief Executive Officer, President and Treasurer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite # 1708
Austin, Texas 78732

Re:	Lexicon United Incorporated
	Registration Statement on Form SB-2; filed February 28, 2006
	File No. 333-132071

Dear Mr. Saltoun:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements for the fiscal year ended December
31,
2005 (for your company and the recently acquired entity) and pro forma financial statements for the fiscal years ended December 31, 2005 and 2004, as required. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202)
551-3613 if you have questions regarding the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Louis A. Bevilacqua, Esq.
	Jing Zhang, Esq.
      Thelen Reid & Priest LLP
      701 8th Street, N.W.
      Washington, D.C. 20001
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Mr. Elie Saltoun
March 6, 2006
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